Exhibit 99.1

FORTUNA SILVER MINES INC.

(the “Company”)

ADVANCE NOTICE POLICY

INTRODUCTION

The Company is committed to: (i) facilitating an orderly and efficient process for holding annual general meetings or, where the need arises, special shareholder meetings; (ii) ensuring that shareholders receive adequate advance notice of director nominations and sufficient information with respect to all director nominees; and (iii) allowing shareholders to register an informed vote on director elections.

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for the nomination of directors. This Policy allows the Company to fix a deadline by which shareholders of the Company must submit director nominations to the Company prior to any annual or applicable special meeting of shareholders and sets forth the information that a shareholder must provide to the Company for its nomination to be eligible for election.

It is the position of the board of directors of the Company (the “Board”) that this Policy is in the best interests of the Company, its shareholders, and other stakeholders. This Policy will be subject to an annual review by the Board, which shall revise the Policy if required to reflect changes by securities regulatory authorities or applicable stock exchanges and to address changes in industry standards from time to time as determined by the Board.

DEFINITIONS

1.	For purposes of this Policy:

(a)

“Applicable Securities Laws” means, collectively, the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

(b)	“business day” means any day other than Saturday, Sunday or any statutory holiday in the City of Vancouver, British Columbia; and

(c)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

NOMINATIONS OF DIRECTORS

2.

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors. Nominations may be made only:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a valid proposal made in accordance with the provisions of the British Columbia Business Corporations Act (the “Act”), or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)

by any person (a “Nominating Shareholder”): (A) who, at the close of business on the Notice Date (as defined below) and on the record date for notice at such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Policy.

3.

In addition to any other requirements of applicable laws, for a nomination pursuant to this Policy to be valid, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company at its registered office of the Company (as set out in paragraph 7 hereof, in accordance with the provisions of this Policy.

4.

To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must in the case of an annual general meeting (“AGM”), be made not less than 30 nor more than 65 days prior to the date of the shareholders meeting, provided, however, in the event that the AGM is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined above) of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following such Notice Date. In the case of a special meeting called for the purpose of electing directors (whether or not also called for other purposes), notice by the Nominating Shareholder may be made not later than the close of business on the fifteenth (15th) day following the Notice Date.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

5.	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the person;

(ii)	the present principal occupation or employment of the person, and the principal occupation or employment of the person for the past five years;

(iii)

the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iv)

the amount and material terms of any other securities of the Company, including any options, warrants or convertible securities which are, directly or indirectly, controlled or directed or which are owned, beneficially or of record, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)

a statement as to whether such person would be an “independent” director of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110, Audit Committees, of the Canadian Securities Administrators, as such provisions may be amended from time to time), and the reasons and basis for such determination;

(vi)	a statement that the person is not prohibited or disqualified from acting as a director of the Company under the Act, Applicable Securities Laws or any other legislation; and

(vii)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(b)

the full particulars of any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee.

6.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly brought before the meeting pursuant to the provisions of the Act or at the discretion of the Chairman of the meeting (the “Chairman”). The Chairman shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this Policy and, if the Chairman determines that any proposed nomination is not in compliance with this Policy, to declare that such defective nomination shall be disregarded.

7.

Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary of the Company pursuant to this Policy may only be given by personal delivery or facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery, or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the registered office of the Company as follows:

Fortuna Silver Mines Inc.

200 Burrard Street, Suite 650

Vancouver, BC V6C 3L6

Attention: Corporate Secretary

Fax: 604-484-4029

provided that if such delivery or facsimile communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or facsimile communication shall be deemed to have been made on the subsequent day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Dated: May 23, 2017.